UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

REPUBLIC SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760759100

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,634,760(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 89,634,760 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,634,760 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%(2)

14	Type of Reporting Person (See Instructions) OO

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 356,355,172 shares of Common Stock outstanding as of April 17, 2014, as reported on the Issuer’s Form 10-Q filed on April 24, 2014.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,634,760 (1)

	8	Shared Voting Power 1,350,000(2)

	9	Sole Dispositive Power 89,634,760 (1)

	10	Shared Dispositive Power 1,350,000(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,984,760(1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.5%(3)

14	Type of Reporting Person (See Instructions) IN

(1) All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3) Based on 356,355,172 shares of Common Stock outstanding as of April 17, 2014, as reported on the Issuer’s Form 10-Q filed on April 24, 2014.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,350,000(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,350,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%(2)

14	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 356,355,172 shares of Common Stock outstanding as of April 17, 2014, as reported on the Issuer’s Form 10-Q filed on April 24, 2014.

CUSIP No. 760759100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 1,350,000(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 1,350,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%(2)

14	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 356,355,172 shares of Common Stock outstanding as of April 17, 2014, as reported on the Issuer’s Form 10-Q filed on April 24, 2014.

EXPLANATORY STATEMENT

This Amendment No. 18 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) with the Securities and Exchange Commission on July 21, 2008, as amended on August 1, 2008, August 18, 2008, September 22, 2008, December 16, 2008, January 15, 2009, January 29, 2009, February 9, 2009, February 23, 2009, March 3, 2009, October 30, 2009, November 5, 2010, August 18, 2011, December 9, 2011, May 4, 2012, May 25, 2012, August 3, 2012, and November 19, 2012 relating to the Common Stock, par value $0.01 per share (the “Common Stock”) of Republic Services, Inc. (the “Issuer”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

On November 19, 2012, Cascade purchased 571,515 shares of the Issuer’s Common Stock with its working capital for an aggregate purchase price of $15,649,403.83 (including commissions). Cascade expects to use working capital to fund any future purchases of the Issuer’s Common Stock.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Additional Purchases

On May 12, 2014, the Reporting Persons filed with the Federal Trade Commission a Notification pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (collectively, “the HSR Act”) related to future acquisitions of additional shares of the Issuer’s Common Stock in the open market.  The waiting period under the HSR Act expired on June 11, 2014.  Under the HSR Act, the Reporting Persons are permitted to increase their ownership level up to one share less than 50% of the Issuer’s outstanding Common Stock without further notification pursuant to the HSR Act.  Although no decision has been made as to the number of shares which may be acquired or as to the timing of any acquisition of shares, Cascade does not presently intend to acquire additional shares representing more than 5% of the outstanding Common Stock.  Any decision to acquire additional shares, the number of additional shares to acquire and the timing of any acquisition will depend upon various factors, including then current market conditions.  Cascade expects to use working capital to fund any such purchases.

Item 5.                                 Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2014	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 21, 2008 and included with the signature page to the Reporting Persons’ Schedule 13D filed on July 21, 2008, SEC File No. 005-54333, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.